SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
for the period ended 31 March 2008
BP p.l.c.
(Translation of registrant’s name into English)
1 ST JAMES’S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑            Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐           No ☑
THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-110203) OF BP CANADA FINANCE COMPANY, BP CAPITAL MARKETS p.l.c., BP CAPITAL MARKETS AMERICA, INC AND BP p.l.c.; THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-9790) OF BP p.l.c., THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-65996), THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-83180) OF BP AUSTRALIA CAPITAL MARKETS LIMITED, BP CANADA FINANCE COMPANY, BP CAPITAL MARKETS p.l.c., BP CAPITAL MARKETS AMERICA INC. AND BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 03-321868) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-9020) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-09798) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-79399) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-34968) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-67206) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-74414) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-103924) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-102583) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-103923) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-119934) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-123482) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-123483) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-131583) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-131584) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO 333-132619) OF BP P.L.C., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-146868) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-146870) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-146873) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-149778) OF BP p.l.c.,AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

BP p.l.c. AND SUBSIDIARIES
FORM 6-K FOR THE PERIOD ENDED 31 MARCH 2008

BP p.l.c. AND SUBSIDIARIES
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
GROUP RESULTS JANUARY — MARCH 2008

	Three months ended
	31 March
	(Unaudited)
	2008	2007
Profit for the period(a) ($ million)	7,451	4,664

— per ordinary share (pence)	19.93	12.34
— per ordinary share (cents)	39.47	24.06
— per ADS (dollars)	2.37	1.44
•	The following discussion should be read in conjunction with the consolidated financial statements and the related notes provided elsewhere in this Form 6-K and with the information, including the consolidated financial statements and related notes, for the year ended 31 December 2007 in BP p.l.c.’s Annual Report on Form 20-F for the year ended 31 December 2007.

•	BP’s first quarter profit was $7,451 million, compared with $4,664 million a year ago, an increase of 60%. This included inventory holding gains of $863 million in the first quarter of 2008 compared with $220 million a year ago. See footnote (b) below for further information.

•	Net cash provided by operating activities for the quarter was $10.9 billion compared with $8.0 billion a year ago.

•	The effective tax rate for the quarter was 37%; the rate was 34% a year earlier.

•	Net debt at the end of the quarter was $23.8 billion. The ratio of net debt to net debt plus equity was 19% compared with 20% a year ago. Net debt has been redefined as described on page 4.

•	Capital expenditure, excluding acquisitions and asset exchanges, was $7.1 billion for the quarter. Total capital expenditure and acquisitions was $9.0 billion. Capital expenditure excluding acquisitions and asset exchanges, and excluding the accounting for our transaction with Husky, is expected to be around $21-22 billion for the year. Disposal proceeds were $0.3 billion for the quarter.

•	The quarterly dividend, to be paid in June, is 13.525 cents per share ($0.8115 per ADS) compared with 10.325 cents per share a year ago, an increase of 31%. In sterling terms, the quarterly dividend is 6.830 pence per share, compared with 5.151 pence per share a year ago, a increase of 33%. During the quarter, the company repurchased 91 million of its own shares for cancellation at a cost of $1 billion.

•	Non-GAAP information on fair value accounting effects in relation to Exploration and Production and Refining and Marketing is set out on page 10.

(a)	Profit attributable to BP shareholders.

(b)	Inventory holding gains and losses represent the difference between the cost of sales calculated using the average cost of supplies incurred during the year and the cost of sales calculated on the first-in first-out (“FIFO”) method. Under the FIFO method, which we use for IFRS reporting, the cost of inventory charged to the income statement is based upon the historic cost of acquisition or manufacture rather than the current replacement cost. In volatile energy markets, this can have a significant distorting effect on reported income. The amounts disclosed represent the difference between the charge to the income statement on a FIFO basis and the charge which would arise using average cost of supplies incurred during the period. For this purpose average cost of supplies incurred during the period is calculated by dividing the total cost of inventory purchased in the period by the number of barrels acquired. The amounts disclosed are not separately reflected in the financial statements as a gain or loss.

Management believes this information is useful to illustrate to investors the fact that crude oil and product prices can vary significantly from period to period and that the impact on our reported result under IFRS can be significant. Inventory holding gains and losses vary from period to period due principally to changes in oil prices as well as changes to underlying inventory levels. In order for investors to understand the operating performance of the Group excluding the impact of oil price changes on the replacement of inventories, and to make comparisons of operating performance between reporting periods, BP’s Management believes it is helpful to disclose this information.

Effective 1 January 2008, inventory holding gains and losses disclosed above include the associated tax effect. Previously the tax effect was not included. The comparative amount has been amended to the new basis.

The commentaries above and following should be read in conjunction with the cautionary statement on page 12.

BP p.l.c. AND SUBSIDIARIES
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS — continued
Per share amounts

	Three months ended
	31 March
	(Unaudited)
	2008	2007
Results for the period ($ million)
Profit(a)	7,451	4,664

Shares in issue at period end (thousand)(b)	18,877,537	19,290,540
— ADS equivalent (thousand)(b)	3,146,256	3,215,090
Average number of shares outstanding (thousand)(b)	18,875,611	19,384,508
— ADS equivalent (thousand)(b)	3,145,935	3,230,751
Shares repurchased in the period (thousand)	90,996	237,916

Per ordinary share (cents)
Profit for the period	39.47	24.06

Per ADS (cents)
Profit for the period	236.82	144.36

(a)	Profit attributable to BP shareholders.

(b)	Excludes treasury shares.
Dividends
On 29 April 2008, BP announced a dividend of 13.525 cents per ordinary share to be paid in June. Holders of ordinary shares will receive 6.830 pence per share and holders of American Depository Receipts (ADRs) $0.8115 per ADS. The dividend is payable on 9 June to shareholders on the register on 16 May. Participants in the Dividend Reinvestment Plan (DRIP) or the DRIP facility in the US Direct Access Plan will receive the dividend in the form of shares, also on 9 June.

	Three months ended
	31 March
	(Unaudited)
	2008	2007
Dividends paid per ordinary share
cents	13.525	10.325
pence	6.813	5.258
Dividends paid per ADS (cents)	81.15	61.95

Net Debt Ratio — Net Debt : Net Debt + Equity

	At 31 March	At 31 March
	2008	2007
	(Unaudited)	(Unaudited)
$ million
Gross debt	29,871	23,728
Less: Fair value asset (liability) of hedges related to finance debt	1,234	328

	28,637	23,400
Cash and cash equivalents	4,820	1,956

Net debt(c)	23,817	21,444

Equity	99,536	85,749
Net debt ratio	19%	20%

(c)	Net debt and net debt ratio are non GAAP Measures. We believe that these measures provide useful information to investors. Net debt enables investors to see the economic effect of gross debt, related hedges and cash and cash equivalents in total. The net debt ratio enables investors to see how significant net debt is relative to equity from shareholders. Net debt has been redefined to include the fair value of associated derivative financial instruments that are used to hedge foreign exchange and interest rate risks relating to finance debt, for which hedge accounting is claimed. The derivatives are reported on the balance sheet within the headings ‘Derivative financial instruments’. Amounts for comparative periods are presented on a consistent basis. See note 8 on page 23 for further information.

BP p.l.c. AND SUBSIDIARIES
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS — continued
DETAILED REVIEW OF BUSINESSES
EXPLORATION AND PRODUCTION

	Three months ended
	31 March
	(Unaudited)
	2008	2007
$ million
Profit before interest and tax(a)	10,054	6,317

By region:
UK	923	1,122
Rest of Europe	276	727
US	3,090	1,740
Rest of World	5,765	2,728

	10,054	6,317

Exploration expense
UK	92	20
Rest of Europe	—	—
US	72	77
Rest of World	129	59

	293	156

Liquids(b)
Average prices realized by BP(c) ($/bbl)	90.92	53.43
Production for subsidiaries (mb/d) (net of royalties)	1,337	1,366
Production for equity-accounted entities (mb/d) (net of royalties)	1,116	1,080

Natural gas
Average prices realized by BP(c) ($/mcf)	5.88	4.86
Production for subsidiaries (mmcf/d) (net of royalties)	7,464	7,506
Production for equity-accounted entities (mmcf/d) (net of royalties)	1,000	996

Total hydrocarbons(d)
Average prices realized by BP(c) ($/boe)	62.27	41.06
Production for subsidiaries (mboe/d)	2,625	2,660
Production for equity-accounted entities (mboe/d)	1,288	1,252

(a)	Includes profit after interest and tax of equity-accounted entities.

(b)	Crude oil and natural gas liquids.

(c)	Based on sales of consolidated subsidiaries only — this excludes equity-accounted entities.

(d)	Natural gas is converted to oil equivalent at 5.8 billion cubic feet = 1 million barrels.

(e)	Additional operating information is provided on pages 25-27.

BP p.l.c. AND SUBSIDIARIES
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS — continued
EXPLORATION AND PRODUCTION (concluded)
The profit before interest and tax for the first quarter was $10,054 million, an increase of 59% over the first quarter of 2007. This included inventory holding losses of $18 million compared with inventory holding gains of $11 million in the first quarter of 2007. The result benefited from higher oil and gas realizations and a higher contribution from the gas marketing and trading and LNG businesses. This was partly offset by higher costs, primarily reflecting the impacts of higher depreciation and sector-specific inflation. The result also included higher income from equity-accounted entities, primarily from TNK-BP due to higher prices. In addition, BP’s share of income from TNK-BP benefited from the effect of lagged tax reference prices.
The result was after fair value losses on embedded derivatives of $684 million and restructuring charges of $44 million; and included a gain of $331 million relating to the release of certain provisions and a net gain of $21 million in respect of impairment and gains and losses on disposal. The corresponding quarter in 2007 included a net disposal gain of $605 million and fair value gains on embedded derivatives of $152 million.
Reported production for the quarter was 2,625mboe/d for subsidiaries and 1,288mboe/d for equity-accounted entities, compared with 2,660mboe/d and 1,252mboe/d respectively for the first quarter of 2007. For subsidiaries, this primarily reflects the ramp-up of production following the start-up of major projects in 2007, more than offset by the impact of lower entitlement in our production sharing agreements (PSAs). As previously indicated, if oil prices remain at $100 per barrel we expect 2008 total group production, including equity-accounted entities, to be broadly flat compared with 2007, with underlying production growth being offset by PSA entitlement impacts. We expect the quarterly phasing of underlying production during the year to reflect the normal seasonal effects associated with turnaround activity in the second and third quarters.
During the quarter, we had first production from the Mondo field within the Kizomba C development in Angola, where BP holds a 26.67% interest. Shortly after the end of the quarter, production commenced at Deep Water Gunashli on schedule; this completes the third and final phase of development of the Azeri-Chirag-Gunashli field (BP 34.1% and operator) in the Azerbaijan sector of the Caspian Sea. We had exploration success in Angola with the Portia discovery, in Egypt with the Satis discovery and in the North Sea with a discovery close to the Foinaven production facility.
On 31 March, we completed the deal with Husky Energy Inc. to create an integrated North American oil sands business by means of two separate joint ventures, one of which gives BP a 50% interest in Husky’s Sunrise field in Alberta, Canada. Capital expenditure of $2,848 million in respect of this transaction is reflected in the first quarter of 2008.
Shortly after the end of the quarter, we announced the Kodiak discovery in the deepwater Gulf of Mexico and, jointly with ConocoPhillips, announced that we have combined resources to start Denali — The Alaska Gas Pipeline.

BP p.l.c. AND SUBSIDIARIES
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS — continued
REFINING AND MARKETING

	Three months ended
	31 March
	(Unaudited)
	2008	2007
$ million
Profit (loss) before interest and tax(a)	2,573	1,095

By region:
UK	69	(96)
Rest of Europe	944	481
US	1,115	296
Rest of World	445	414

	2,573	1,095

Refinery throughputs (mb/d)
UK	—	148
Rest of Europe	775	640
US	1,076	1,152
Rest of World	315	292

Total throughput	2,166	2,232

Refining availability (%)(b)	88.0	81.6

Oil sales volumes (mb/d)
Refined products
UK	321	335
Rest of Europe	1,244	1,246
US	1,455	1,564
Rest of World	692	624

Total marketing sales	3,712	3,769
Trading/supply sales	2,047	2,026

Total refined product sales	5,759	5,795
Crude oil	1,860	2,017

Total oil sales	7,619	7,812

Global Indicator Refining Margin ($/bbl)(c)
NWE	4.79	4.16
USGC	6.21	10.14
Midwest	1.11	7.62
USWC	5.91	22.21
Singapore	4.76	4.84
BP Average	4.57	9.45

Chemicals production (kte)
UK	261	256
Rest of Europe	708	748
US	1,036	1,076
Rest of World	1,531	1,520

Total production	3,536	3,600

(a)	Includes profit after interest and tax of equity-accounted entities.

(b)	Refining availability is defined as the ratio of units which are available for processing, regardless of whether they are actually being used, to total capacity. Where there is planned maintenance, such capacity is not regarded as being available.

(c)	The Global Indicator Refining Margin (GIM) is the average of regional indicator margins weighted for BP’s crude refining capacity in each region. Each regional indicator margin is based on a single representative crude with product yields characteristic of the typical level of upgrading complexity. The regional indicator margins may not be representative of the margins achieved by BP in any period because of BP’s particular refinery configurations and crude and product slate.

BP p.l.c. AND SUBSIDIARIES
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS — continued
REFINING AND MARKETING (concluded)
Refining and Marketing comprises Fuels Value Chains (FVC) and International Businesses. The FVCs include refineries, supply, logistics and marketing and trading activities. The International Businesses include lubricants, chemicals, LPG, aviation and marine fuels.
The profit before interest and tax for the first quarter was $2,573 million compared with $1,095 million for the same period last year. This included inventory holding gains of $1,324 million and $291 million respectively. The 2008 first-quarter result also included a net gain of $814 million in respect of impairment and gains and losses on disposal and a charge of $205 million in respect of restructuring costs. This compared with a charge of $179 million in respect of asset impairments a year ago. The gains on disposal in the first quarter of 2008 were primarily in respect of the contribution of the Toledo refinery into a joint venture with Husky Energy Inc., as part of the integrated North American oil sands deal completed on 31 March 2008.
Compared with the first quarter of 2007, our result reflected the adverse impacts of a significantly lower US refining margin environment and higher turnaround activities, primarily at the Carson refinery.
In the FVCs, we saw weaker US integrated margins, particularly on the West Coast, which more than offset improved performance in other regions. The average refining Global Indicator Margin (GIM) and BP’s actual refining margin for the first quarter were both significantly lower than those in the first quarter of 2007. Marketing margins were steady year on year, with slightly lower volumes versus a year ago.
Refining availability continued to improve for the sixth successive quarter, reaching 88.0% for the first quarter of 2008 compared with 81.6% in the first quarter of 2007. During the quarter, we completed the largest turnaround in the history of the Carson refinery, restored the Whiting refinery to its full clean fuel capability of 360mb/d in March and successfully restarted the sour crude distillation capacity at the Texas City refinery with most of its economic capability on track to be restored by mid-2008.
Refining throughput for the quarter was 2,166mb/d compared with 2,232mb/d for the same quarter last year. The lower throughput was mainly due to the turnaround activities at Carson.
Our International Businesses made a significant contribution to the segment result in both the first quarter and in the same period a year ago. We continued to make progress on reducing complexity and costs in the lubricants and aviation fuels businesses through portfolio simplification.
Operations at our new 900ktepa Zhuhai purified terephthalic acid (PTA) plant, which was successfully commissioned in early 2008, continued to improve with the production rate reaching over 90% in March.
On 17 March 2008, BP and Irving Oil entered into a memorandum of understanding to work together on the next phase of engineering, design, and feasibility for the proposed Eider Rock refinery in Saint John, New Brunswick, Canada. BP will contribute $40 million as its share of funding for this stage of the study and the two companies will also investigate the possibility of forming a joint venture to build the refinery should they decide to proceed.
Refining margins have improved to date in the second quarter but still remain significantly lower than the same quarter last year. The segment marketing businesses are likely to continue to experience pressure from the effects of higher product prices and a slowing of the OECD economies. We expect continued improvement in BP’s refining availability as the units at Texas City come onstream progressively during the rest of the year.

BP p.l.c. AND SUBSIDIARIES
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS — continued
OTHER BUSINESSES AND CORPORATE

	Three months ended
	31 March
	(Unaudited)
	2008	2007
$ million
Profit (loss) before interest and tax(a)	(193)	(97)

By region:
UK	(119)	(26)
Rest of Europe	—	21
US	(132)	(132)
Rest of World	58	40

	(193)	(97)

(a)	Includes profit after interest and tax of equity-accounted entities.
Other businesses and corporate comprises the Alternative Energy business, Shipping, the group’s aluminium asset, Treasury (which includes interest income on the group’s cash and cash equivalents), and corporate activities worldwide.
The profit before interest and tax for the first quarter was a loss of $193 million, compared with a loss of $97 million a year ago.
The quarter’s result included a net gain of $50 million in respect of impairment and gains and losses on disposal, fair value losses of $6 million on embedded derivatives and a $125 million charge for restructuring costs and other provisions. The corresponding quarter of 2007 included a net disposal gain of $31 million.
At the start of the year, our Alternative Energy business broadened its scope to include BP’s biofuels business, carbon capture and storage (CCS), clean coal and distributed energy, alongside the existing solar, wind, gas-fired power and hydrogen energy activities. In January, we announced our intention to pursue development options for a hydrogen power plant in Abu Dhabi with Abu Dhabi Future Energy Company (Masdar), through our Hydrogen Energy joint venture with Rio Tinto.
In addition, Alternative Energy and Dominion entered into a 50:50 joint venture to develop a wind farm in Indiana with a nameplate capacity of 300MW and we formed a 50:50 joint venture with NRG Energy, Inc. for the development and operation of a commercial wind farm, intended to be located in Texas and with a nameplate capacity of 150MW. Since the end of the quarter, we announced our intention to take a 50% stake in Tropical BioEnergia SA, a joint venture established by Brazilian companies Santelisa Vale and Maeda Group, which is constructing an ethanol refinery in Brazil and also plans to build a second refinery.

BP p.l.c. AND SUBSIDIARIES
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS — continued
Non-GAAP information on fair value accounting effects
BP uses derivative instruments to manage the economic exposure relating to inventories above normal operating requirements of crude oil, natural gas and petroleum products as well as certain contracts to supply physical volumes at future dates. Under IFRS, these inventories and contracts are recorded at historic cost and on an accruals basis respectively. The related derivative instruments, however, are required to be recorded at fair value with gains and losses recognized in income because hedge accounting is either not permitted or not followed, principally due to the impracticality of effectiveness testing requirements. Therefore, measurement differences in relation to recognition of gains and losses occur. Gains and losses on these inventories and contracts are not recognized until the commodity is sold in a subsequent accounting period. Gains and losses on the related derivative commodity contracts are recognized in the income statement from the time the derivative commodity contract is entered into on a fair value basis using forward prices consistent with the contract maturity.
IFRS requires that inventory held for trading be recorded at its fair value using period end spot prices whereas any related derivative commodity instruments are required to be recorded at values based on forward prices consistent with the contract maturity. Depending on market conditions, these forward prices can be either higher or lower than spot prices resulting in measurement differences.
Contracts are entered into for pipelines and storage capacity which, under IFRS, are recorded on an accruals basis. These contracts are risk managed using a variety of derivative instruments which are fair valued under IFRS. This results in measurement differences in relation to recognition of gains and losses.
The way that BP manages the economic exposures described above, and measures performance internally, differs from the way these activities are measured under IFRS. BP calculates this difference by comparing the IFRS result with management’s internal measure of performance, under which the inventory and the supply and capacity contracts in question are valued based on fair value using relevant forward prices prevailing at the end of the period. We believe that disclosing management’s estimate of this difference provides useful information for investors because it enables investors to see the economic effect of these activities as a whole. The impact of fair value accounting effects, relative to management’s internal measure of performance, is shown in the table below and is non-GAAP.

	Three months ended
	31 March
	(Unaudited)
$ million	2008	2007

Exploration and Production
Unrecognized gains (losses) brought forward from previous period	107	155
Unrecognized (gains) losses carried forward	(366)	(124)

Favourable (unfavourable) impact relative to management’s measure of performance	(259)	31

Refining and Marketing
Unrecognized gains (losses) brought forward from previous period	429	72
Unrecognized (gains) losses carried forward	(328)	(611)

Favourable (unfavourable) impact relative to management’s measure of performance	101	(539)

By region
Exploration and Production
UK	17	38
Rest of Europe	—	—
US	(142)	(6)
Rest of World	(134)	(1)

	(259)	31

Refining and Marketing
UK	(4)	(181)
Rest of Europe	36	(165)
US	95	(165)
Rest of World	(26)	(28)

	101	(539)

BP p.l.c. AND SUBSIDIARIES
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS — continued
Reconciliation of non-GAAP information

	Three months ended
	31 March
	(Unaudited)
$ million	2008	2007

Exploration and Production
Profit before interest and tax adjusted for fair value accounting effects	10,313	6,286
Impact of fair value accounting effects	(259)	31

Profit before interest and tax	10,054	6,317

Refining and Marketing
Profit before interest and tax adjusted for fair value accounting effects	2,472	1,634
Impact of fair value accounting effects	101	(539)

Profit before interest and tax	2,573	1,095

The amounts shown in the tables above, in respect of comparative periods for the Refining and Marketing segment, have been revised from those disclosed previously. The revisions reflect changes in the basis for valuation of certain forward supply contracts to be consistent with the method used for other forward supply contracts when calculating management’s internal measure of performance. The changes to comparative figures are not material in relation to management’s internal measure of the Refining and Marketing segment’s performance. The changes have no impact on the results reported under IFRS.
Amendment to previous results announcement
On 29 April 2008, BP p.l.c. announced its unaudited group results for the three months ended 31 March 2008. Subsequent to making this announcement, management discovered that a refining inventory valuation error had led to the value of inventories being reported as $26,855 million in the group balance sheet instead of the correct figure of $26,588 million. The profit before interest and tax for the Refining and Marketing segment was stated to be $2,840 million instead of $2,573 million, a difference of $267 million. The group’s reported profit for the period attributable to BP shareholders, which is after tax, was stated to be $7,619 million instead of $7,451 million, a difference of $168 million. The group’s unaudited financial statements for the three months ended 31 March 2008 included in this Report on Form 6-K reflect the amended figures.
Following a review of the cause of the error in the refining inventory valuation in the first quarter, management is taking steps to improve the group’s internal control over this refining inventory valuation process. Management has also reviewed how this inventory valuation process operated in 2007 and has concluded that no similar errors were present.

BP p.l.c. AND SUBSIDIARIES
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS — concluded
FORWARD-LOOKING STATEMENTS
In order to utilize the ‘Safe Harbour’ provisions of the United States Private Securities Litigation Reform Act of 1995, BP is providing the following cautionary statement. This report on Form 6-K contains certain forward-looking statements with respect to capital expenditure, production, the restoration of refining economic capability, refining margins, likely continuing pressures on marketing businesses and expected improvements in refining availability. These statements may generally, but not always, be identified by the use of words such as ‘will’, ‘expects’, ‘is expected to’, ‘may’, ‘objective’, ‘believes’ or similar expressions. By their nature, forward looking statements involve risk and uncertainty and actual results may differ from those expressed in such statements depending on a variety of factors including the following: the timing of bringing new fields on stream; industry product supply; demand and pricing; operational problems; general economic conditions (including inflation); political stability and economic growth in relevant areas of the world; changes in laws and governmental regulations; exchange rate fluctuations; development and use of new technology; the success or otherwise non-success of partnering; the actions of competitors; natural disasters and severe adverse weather conditions; changes in public expectations and other changes to business conditions; wars and acts of terrorism or sabotage; and other factors discussed in this report. In addition to factors set forth elsewhere in this report, those set out above are important factors, although not exhaustive, that may cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. For more information you should refer to our Annual Report and Accounts 2007 and our 2007 Annual Report on Form 20-F filed with the US Securities and Exchange Commission.

BP p.l.c. AND SUBSIDIARIES
GROUP INCOME STATEMENT

	Three months ended
	31 March
	(Unaudited)
	2008	2007
	($ million, except per share amounts)
Sales and other operating revenues	87,745	61,307
Earnings from jointly controlled entities — after interest and tax	975	333
Earnings from associates — after interest and tax	225	163
Interest and other revenues	278	233

Total revenues (Note 4)	89,223	62,036
Gains on sale of businesses and fixed assets	925	680

Total revenues and other income	90,148	62,716
Purchases	61,800	42,660
Production and manufacturing expenses	6,799	5,752
Production and similar taxes (Note 5)	1,609	747
Depreciation, depletion and amortization	2,782	2,519
Impairment and losses on sale of businesses and fixed assets	40	223
Exploration expense	293	156
Distribution and administration expenses	3,896	3,457
Fair value (gain) loss on embedded derivatives	690	(155)

Profit before interest and taxation	12,239	7,357
Finance costs (Note 6)	406	331
Net finance income relating to pensions and other post-retirement benefits (Note 7)	(160)	(160)

Profit before taxation	11,993	7,186
Taxation	4,410	2,440

Profit for the period	7,583	4,746

Attributable to:
BP shareholders	7,451	4,664
Minority interest	132	82

	7,583	4,746

Earnings per ordinary share — cents
Profit for the period attributable to BP shareholders
Basic	39.47	24.06
Diluted	39.12	23.94

Earnings per American Depositary share — cents
Profit attributable to BP shareholders
Basic	236.82	144.36
Diluted	234.72	143.64

BP p.l.c. AND SUBSIDIARIES
GROUP BALANCE SHEET

	31 March 2008
	(Unaudited)	31 December 2007
	($ million)
Non-current assets
Property, plant and equipment	99,512	97,989
Goodwill	11,012	11,006
Intangible assets	6,729	6,652
Investments in jointly controlled entities	22,719	18,113
Investments in associates	4,749	4,579
Other investments	1,666	1,830

Fixed assets	146,387	140,169
Loans	1,017	999
Other receivables	983	968
Derivative financial instruments	5,606	3,741
Prepayments	1,208	1,083
Defined benefit pension plan surplus	8,951	8,914

	164,152	155,874

Current assets
Loans	160	165
Inventories	26,588	26,554
Trade and other receivables	43,698	38,020
Derivative financial instruments	8,962	6,321
Prepayments	3,771	3,589
Current tax receivable	250	705
Cash and cash equivalents	4,820	3,562

	88,249	78,916
Assets classified as held for sale	—	1,286

	88,249	80,202

Total assets	252,401	236,076

Current liabilities
Trade and other payables	47,546	43,152
Derivative financial instruments	8,356	6,405
Accruals	6,466	6,640
Finance debt	13,820	15,394
Current tax payable	4,798	3,282
Provisions	1,957	2,195

	82,943	77,068
Liabilities directly associated with the assets classified as held for sale	—	163

	82,943	77,231

Non-current liabilities
Other payables	3,032	1,251
Derivative financial instruments	7,104	5,002
Accruals	959	959
Finance debt	16,051	15,651
Deferred tax liabilities	20,165	19,215
Provisions	13,055	12,900
Defined benefit pension plan and other post-retirement benefit plan deficits	9,556	9,215

	69,922	64,193

Total liabilities	152,865	141,424

Net assets	99,536	94,652

Equity
BP shareholders’ equity	98,474	93,690
Minority interest	1,062	962

	99,536	94,652

BP p.l.c. AND SUBSIDIARIES
GROUP STATEMENT OF RECOGNIZED INCOME AND EXPENSE

	Three months ended
	31 March
	(Unaudited)
	2008	2007
	($ million)
Currency translation differences	778	174
Exchange gain on translation of foreign operations transferred to gain on sale of businesses and fixed assets	—	(19)
Available-for-sale investments marked to market	(191)	(109)
Available-for-sale investments — recycled to the income statement	(5)	—
Cash flow hedges marked to market	74	28
Cash flow hedges — recycled to the income statement	(2)	(60)
Cash flow hedges — recycled to the balance sheet	(23)	(7)
Taxation	(118)	(77)

Net income (expense) recognized directly in equity	513	(70)
Profit for the period	7,583	4,746

Total recognized income and expense for the period	8,096	4,676

Attributable to:
BP shareholders	7,960	4,578
Minority interest	136	98

	8,096	4,676

MOVEMENT IN SHAREHOLDERS’ EQUITY

	BP
	shareholders’	Minority	Total
	equity	interest	equity
	(Unaudited) $ million
At 31 December 2007	93,690	962	94,652

Currency translation differences (net of tax)	843	4	847
Available-for-sale investments (net of tax)	(168)	—	(168)
Cash flow hedges (net of tax)	49	—	49
Tax on share-based payments	(215)	—	(215)
Profit for the period	7,451	132	7,583

Total recognized income and expense for the period	7,960	136	8,096

Dividends	(2,554)	(36)	(2,590)
Repurchase of ordinary share capital	(795)	—	(795)
Share-based payments	173	—	173

At 31 March 2008	98,474	1,062	99,536

BP p.l.c. AND SUBSIDIARIES
GROUP CASH FLOW STATEMENT

	Three months ended
	31 March
	(Unaudited)
	2008	2007
	($ million)
Operating activities
Profit before taxation	11,993	7,186
Adjustments to reconcile profit before taxation to net cash provided by operating activities
Exploration expenditure written off	184	55
Depreciation, depletion and amortization	2,782	2,519
Impairment and gain on sale of businesses and fixed assets	(885)	(457)
Earnings from jointly controlled entities and associates	(1,200)	(496)
Dividends received from jointly controlled entities and associates	1,387	229
Working capital and other movements	(3,367)	(1,058)

Net cash provided by operating activities	10,894	7,978

Investing activities
Capital expenditure	(4,435)	(3,645)
Acquisitions, net of cash acquired	—	(1,087)
Investment in jointly controlled entities	(366)	(9)
Investment in associates	(4)	(44)
Proceeds from disposal of fixed assets	276	310
Proceeds from disposal of businesses, net of cash disposed	—	608
Proceeds from loan repayments	122	45

Net cash used in investing activities	(4,407)	(3,822)

Financing activities
Net repurchase of shares	(889)	(2,402)
Proceeds from long-term financing	2,177	1,358
Repayments of long-term financing	(537)	(1,134)
Net decrease in short-term debt	(3,424)	(558)
Dividends paid — BP shareholders	(2,554)	(2,001)
— Minority interest	(36)	(64)

Net cash used in financing activities	(5,263)	(4,801)

Currency translation differences relating to cash and cash equivalents	34	11

Increase (decrease) in cash and cash equivalents	1,258	(634)
Cash and cash equivalents at beginning of period	3,562	2,590

Cash and cash equivalents at end of period	4,820	1,956

BP p.l.c. AND SUBSIDIARIES
GROUP CASH FLOW STATEMENT — concluded

	Three months ended
	31 March
	(Unaudited)
	2008	2007
	($ million)
Working capital and other movements
Interest receivable	(97)	(95)
Interest received	99	85
Finance costs	406	331
Interest paid	(366)	(333)
Net finance income relating to pensions and other post-retirement benefits	(160)	(160)
Share-based payments	65	75
Net operating charge for pensions and other post-retirement benefits, less contributions and benefit payments for unfunded plans	117	(87)
Net charge for provisions, less payments	(165)	(157)
(Increase) decrease in inventories	543	(648)
(Increase) decrease in other current and non-current assets	(9,844)	3,139
Increase (decrease) in other current and non-current liabilities	7,995	(2,000)
Income taxes paid	(1,960)	(1,208)

	(3,367)	(1,058)

BP p.l.c. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Note 1 — Basis of preparation
The interim financial information included in this Form 6-K has been prepared in accordance with IAS 34 ‘Interim Financial Reporting’.
The results for the interim periods are unaudited and in the opinion of management include all adjustments necessary for a fair presentation of the results for the periods presented. All such adjustments are of a normal recurring nature. The interim financial statements and notes included in this Report should be read in conjunction with the consolidated financial statements and related notes for the year ended 31 December 2007 included in BP’s Annual Report on Form 20-F filed with the Securities and Exchange Commission.
BP prepares its consolidated financial statements included within its Annual Report on Form 20-F on the basis of International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and IFRS as adopted by the European Union (EU). IFRS as adopted by the EU differs in certain respects from IFRS as issued by the IASB, however, the differences have no impact on the group’s consolidated financial statements for the periods presented. The financial information presented herein has been prepared in accordance with the accounting policies expected to be used in preparing the Annual Report on Form 20-F for the year ended 31 December 2008, which do not differ significantly from those used in the Annual Report on Form 20-F for the year ended 31 December 2007.
Note 2 — Resegmention and other changes to comparatives
(a) Resegmentation
On 11 October 2007, we announced our intention to simplify the organizational structure of BP. From 1 January 2008, there are only two business segments — Exploration and Production and Refining and Marketing. A separate business, Alternative Energy, handles BP’s low-carbon businesses and future growth options outside oil and gas. This includes solar, wind, gas-fired power, hydrogen, biofuels and coal conversion.
As a result, and with effect from 1 January 2008:
•	The Gas, Power and Renewables segment ceased to report separately.

•	The natural gas liquids (NGLs), liquefied natural gas and gas and power marketing and trading businesses were transferred from the Gas, Power and Renewables segment to the Exploration and Production segment.

•	The Alternative Energy business was transferred from the Gas, Power and Renewables segment to Other businesses and corporate.

•	The Emerging Consumers Marketing Unit was transferred from Refining and Marketing to Alternative Energy.

•	The Biofuels business was transferred from Refining and Marketing to Alternative Energy.

•	The Shipping business was transferred from Refining and Marketing to Other businesses and corporate.
As a result of the transfers identified above, Other businesses and corporate has been redefined. It now consists of the Alternative Energy business, Shipping, the group’s aluminium asset, Treasury (which includes interest income on the group’s cash and cash equivalents) and corporate activities worldwide.

	Three months ended
	31 March 2007
	Resegmented	As reported
	($ million)
Total revenues
Exploration and Production	9,142	4,427
Refining and Marketing	52,297	52,443
Gas, Power and Renewables	—	4,922
Other businesses and corporate	597	244

Total third party revenues	62,036	62,036

BP p.l.c. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
Note 2 — Resegmention and other changes to comparatives (continued)

	Three months ended
	31 March 2007
	Resegmented	As reported
	($ million)
Profit before interest and tax
Exploration and Production	6,317	6,054
Refining and Marketing	1,095	1,129
Gas, Power and Renewables	—	206
Other businesses and corporate	(97)	(115)

	7,315	7,274
Unrealized profit in inventory	42	83

Profit before interest and tax	7,357	7,357

(b) Revised income statement presentation
We have implemented a minor change in the presentation of the group income statement whereby the unwinding of the discount on provisions and on other payables is now included within finance costs. Previously this was included within other finance income or expense. This line item has now been renamed net finance income or expense relating to pensions and other post-retirement benefits. This change does not affect profit before interest and taxation, profit before taxation or profit for the period. The financial information for the comparative period shows the revised presentation, as set out below.

Three months ended
31 March 2007
($ million)
As reported
$ million
Profit before interest and taxation	7,357
Finance costs	264
Other finance income	(93)

Profit before taxation	7,186

As amended
$ million
Profit before interest and taxation	7,357
Finance costs	331
Net finance income relating to pensions and other post-retirement benefits	(160)

Profit before taxation	7,186

BP p.l.c. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
Note 2 — Resegmention and other changes to comparatives (concluded)
(c) Revised definition of net debt
Net debt and net debt ratio are non GAAP Measures. We believe that these measures provide useful information to investors. Net debt enables investors to see the economic effect of gross debt, related hedges and cash and cash equivalents in total. The net debt ratio enables investors to see how significant net debt is relative to equity from shareholders. Net debt has been redefined to include the fair value of associated derivative financial instruments that are used to hedge foreign exchange and interest rate risks relating to finance debt, for which hedge accounting is claimed. The derivatives are reported on the balance sheet within the headings ‘Derivative financial instruments’. Amounts for comparative periods are presented on a consistent basis.

Three months ended
31 March 2007
($ million except ratios)
As reported
$ million
Net debt	21,772
Equity	85,749

Ratio of net debt to net debt plus equity	20%

As amended
$ million
Net debt	21,444
Equity	85,749

Ratio of net debt to net debt plus equity	20%

BP p.l.c. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
Note 3 — Significant transaction in the period
In December 2007, BP signed a memorandum of understanding with Husky Energy Inc. to form an integrated North American oil sands business. The transaction was completed on 31 March 2008. In the US, BP contributed its Toledo refinery to a jointly controlled entity to which Husky contributed $250 million cash and a payable of $2,483 million. In Canada, Husky contributed its Sunrise field to a second jointly controlled entity, with BP contributing $250 million in cash and a payable of $2,290 million. The Toledo refinery assets and associated liabilities were classified as a disposal group held for sale at 31 December 2007.
Both jointly controlled entities are owned 50:50 by BP and Husky and are accounted for using the equity method.
As a result of the transaction, the items detailed below are included in the financial statements for the first quarter of 2008.

Three months ended
31 March 2008
(Unaudited)
($ million)
Income statement
Gains on sale of businesses and fixed assets	809

Profit before taxation	809
Taxation	346

Profit for the period	463

31 March 2008
(Unaudited)
($ million)
Balance sheet
Non-current assets — investments in jointly controlled entities	4,641
Current liabilities — trade and other payables	266
Non-current liabilities
Other payables	2,024
Deferred tax liabilities	654

2,678

Total liabilities	2,944

Net assets	1,697

Three months ended
31 March 2008
(Unaudited)
($ million)
Cash flow statement
Investment in jointly controlled entities	(250)

Capital expenditure and acquisitions
Exploration and Production	2,848
Refining and Marketing	1,793

4,641

Including acquisitions and asset exchanges:	1,793

In addition, agreements are in place between BP and the Toledo jointly controlled entity under which BP has agreed to supply feedstocks to the refinery and purchase refined products. BP has also agreed to purchase refinery feedstocks from the Sunrise jointly controlled entity once production commences, which is expected in 2012.

BP p.l.c. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
Note 4 — Total revenues

	Three months ended
	31 March
	(Unaudited)
	2008	2007
	($ million)
By business
Exploration and Production	24,065	16,347
Refining and Marketing	76,863	53,164
Other businesses and corporate	1,192	892

	102,120	70,403

Less: sales between businesses
Exploration and Production	12,219	7,205
Refining and Marketing	269	867
Other businesses and corporate	409	295

	12,897	8,367

Third party revenues
Exploration and Production	11,846	9,142
Refining and Marketing	76,594	52,297
Other businesses and corporate	783	597

Total third party revenues	89,223	62,036

By geographical area
UK	36,897	24,100
Rest of Europe	23,657	16,656
US	31,731	23,150
Rest of World	26,857	17,344

	119,142	81,250
Less: sales between areas	29,919	19,214

	89,223	62,036

Note 5 — Production and similar taxes

	Three months ended
	31 March
	(Unaudited)
	2008	2007
	($ million)
UK	157	67
Overseas	1,452	680

	1,609	747

BP p.l.c. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
Note 6 — Finance costs

	Three months ended
	31 March
	(Unaudited)
	2008	2007
	($ million)
Interest payable	382	347
Capitalized	(45)	(83)

	337	264
Unwinding of discount on provisions	69	67

	406	331

Note 7 — Net finance income relating to pensions and other post-retirement benefits

	Three months ended
	31 March
	(Unaudited)
	2008	2007
	($ million)
Interest on pension and other post-retirement benefit plan liabilities	612	538
Expected return on pension and other post-retirement benefit plan assets	(772)	(698)

	(160)	(160)

Note 8 — Analysis of changes in net debt

	Three months ended
	31 March
	(Unaudited)
	2008	2007
	($ million)
Opening balance
Finance debt	31,045	24,010
Less: Cash and cash equivalents	3,562	2,590
Less: FV asset of hedges related to finance debt	666	298

Opening net debt	26,817	21,122

Closing balance
Finance debt	29,871	23,728
Less: Cash and cash equivalents	4,820	1,956
Less: FV asset of hedges related to finance debt	1,234	328

Closing net debt	23,817	21,444

Decrease (increase) in net debt	3,000	(322)

Movement in cash and cash equivalents (excluding exchange adjustments)	1,224	(645)
Net cash outflow from financing (excluding share capital)	1,784	334
Other movements	(7)	(11)

Movement in net debt before exchange effects	3,001	(322)
Exchange adjustments	(1)	—

Decrease (increase) in net debt	3,000	(322)

Net debt has been redefined, for further information see Note 2. Amounts for comparative periods are presented on a consistent basis.

BP p.l.c. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued
Note 9 — TNK-BP financial information

	Three months ended
	31 March
	(Unaudited)
	2008	2007
	($ million)
Income statement (BP share)
Profit before interest and tax	1,209	356
Finance costs	(76)	(61)
Taxation	(331)	(103)
Minority interest	(58)	(30)

Net income	744	162

Cash flow
Dividends received	1,200	—

Balance sheet

	31 March	31 December
	2008	2007
Investments in jointly controlled entities	8,361	8,817

Note 10 — Analysis of profit before interest and tax

	Three months ended
	31 March
	(Unaudited)
	2008	2007
	($ million)
By business

Exploration and Production
UK	923	1,122
Rest of Europe	276	727
US	3,090	1,740
Rest of World	5,765	2,728

	10,054	6,317

Refining and Marketing
UK	69	(96)
Rest of Europe	944	481
US	1,115	296
Rest of World	445	414

	2,573	1,095

Other businesses and corporate
UK	(119)	(26)
Rest of Europe	—	21
US	(132)	(132)
Rest of World	58	40

	(193)	(97)

	12,434	7,315
Consolidation adjustment	(195)	42

Total for period	12,239	7,357

By geographical area
UK	873	998
Rest of Europe	1,163	1,245
US	3,926	1,932
Rest of World	6,277	3,182

Total for period	12,239	7,357

BP p.l.c. AND SUBSIDIARIES
ENVIRONMENTAL, OPERATING AND OTHER INFORMATION
REALIZATIONS AND MARKER PRICES

	Three months ended
	31 March
	(Unaudited)
	2008	2007

Average realizations(a)
Liquids ($/bbl)(b)
UK	94.86	55.42
US	87.57	51.62
Rest of World	92.04	54.09
BP average	90.92	53.43

Natural gas ($/mcf)
UK	8.08	7.28
US	6.73	5.76
Rest of World	4.97	3.90
BP average	5.88	4.86

Average oil marker prices ($/bbl)
Brent	96.71	57.76
West Texas Intermediate	97.86	58.05
Alaska North Slope US West Coast	96.53	55.78
Mars	90.89	53.22
Urals (NWE — cif)	93.35	54.36
Russian domestic oil	46.86	27.33

Average natural gas marker prices
Henry Hub gas price ($/mmbtu)(c)	8.03	6.77
UK Gas — National Balancing point (p/therm)	52.94	22.33

(a)	Based on sales of consolidated subsidiaries only — this excludes equity-accounted entities.

(b)	Crude oil and natural gas liquids.

(c)	Henry Hub First of Month Index.
EXCHANGE RATES
The table below shows the US dollar/sterling exchange rates used in the preparation of the financial statements. The period-end rate is the mid-point closing rate as published in the London edition of the Financial Times on the last day of the period. The average rate for the period is the average of the daily mid-point closing rates for the period.

	Three months ended
	31 March
	(Unaudited)
	2008	2007
US dollar/sterling average rate for the period	1.98	1.95
US dollar/sterling period-end rate	1.99	1.96
US dollar/euro average rate for the period	1.50	1.31
US dollar/euro period-end rate	1.58	1.33

BP p.l.c. AND SUBSIDIARIES
ENVIRONMENTAL, OPERATING AND OTHER INFORMATION — continued
OPERATING INFORMATION

	Three months ended
	31 March
	(Unaudited)
	2008	2007

Liquids production for subsidiaries(a) (mb/d) (net of royalties)
UK	191	236
Rest of Europe	44	59
US	554	526
Rest of World	548	545

	1,337	1,366

Natural gas production for subsidiaries (mmcf/d) (net of royalties)
UK	971	907
Rest of Europe	25	41
US	2,149	2,163
Rest of World	4,319	4,395

	7,464	7,506

Total hydrocarbons for subsidiaries(b) (c) (mboe/d) (net of royalties)
UK	358	393
Rest of Europe	48	66
US	925	899
Rest of World	1,294	1,302

	2,625	2,660

Equity-accounted entities (BP share)
Total production(b) (mboe/d) (net of royalties)	1,288	1,252

TNK-BP operational data (BP share) Production (net of royalties)
Liquids (mb/d)	818	832
Natural gas (mmcf/d)	512	566
Total hydrocarbons (mboe/d)(b)	906	930

(a)	Crude oil and natural gas liquids.

(b)	Natural gas is converted to oil equivalent at 5.8 billion cubic feet =1 million barrels.

(c)	Because of rounding, some totals may not agree exactly with the sum of their component parts.

BP p.l.c. AND SUBSIDIARIES
ENVIRONMENTAL, OPERATING AND OTHER INFORMATION — concluded
CAPITAL EXPENDITURE AND ACQUISITIONS

	Three months ended
	31 March
	(Unaudited)
	2008	2007
	($ million)
By business

Exploration and Production
UK	225	222
Rest of Europe	168	87
US	1,215	1,067
Rest of World(a)	4,394	1,647

	6,002	3,023

Refining and Marketing
UK	53	70
Rest of Europe(b)	216	1,210
US(a)	2,297	269
Rest of World	102	80

	2,668	1,629

Other businesses and corporate
UK	71	44
Rest of Europe	13	9
US	267	51
Rest of World	24	4

	375	108

	9,045	4,760

By geographical area
UK	349	336
Rest of Europe(b)	397	1,306
US(a)	3,779	1,387
Rest of World(a)	4,520	1,731

	9,045	4,760

Included above:
Acquisitions and asset exchanges (a) (b)	1,964	1,113

(a)	First quarter 2008 includes capital expenditure of $2,848 million in Exploration and Production and an asset exchange of $1,793 million in Refining and Marketing relating to the formation of an integrated North American oil sands business. For further information see Note 3.

(b)	First quarter 2007 includes $1,108 million for the acquisition of Chevron’s Netherlands manufacturing company.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
BP p.l.c.
(Registrant)

Dated: 15 May 2008	/s/ D.J. PEARL
D.J. Pearl
Deputy Company Secretary

Exhibit 99.1
BP p.l.c. AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES ON AN IFRS BASIS

Three months ended
31 March 2008
($ million, except ratios)
(Unaudited)

Profit before taxation	11,993

Group’s share of dividends in excess of income of equity-accounted entities	187

Capitalized interest, net of amortization	—

Profit as adjusted	12,180

Fixed charges:

Interest expense	337
Rental expense representative of interest	304
Capitalized interest	45

686

Total adjusted earnings available for payment of fixed charges	12,866

Ratio of earnings to fixed charges	18.8

Exhibit 99.2
BP p.l.c. AND SUBSIDIARIES
CAPITALIZATION AND INDEBTEDNESS
The following table shows the unaudited consolidated capitalization and indebtedness of the BP Group as of 31 March 2008 in accordance with IFRS:

31 March 2008
(Unaudited)
($ million)

Share capital
Authorized share capital (1)	9,021

Capital shares (2-3)	5,217
Paid-in surplus (4)	10,688
Merger reserve (4)	27,206
Own shares	(348)
Available-for-sale investments	312
Cash flow hedges	157
Foreign currency translation reserve	7,382
Treasury shares	(21,738)
Share-based payment reserve	967
Profit and loss account	68,631

BP shareholders’ equity	98,474

Finance debt (5-7)
Due within one year	13,820
Due after more than one year	16,051

Total finance debt	29,871

Total capitalization (8)	128,345

(1)	Authorized share capital comprises 36 billion ordinary shares, par value US$0.25 per share, and 12,750,000 cumulative preference shares, par value £1 per share.

(2)	Issued share capital as of 31 March 2008 comprised 18,877,537,190 ordinary shares, par value US$0.25 per share, and 12,706,252 preference shares, par value £1 per share. This excludes 1,907,773,839 ordinary shares which have been bought back and held in treasury by BP, and which are not taken into consideration in relation to the payment of dividends and voting at shareholders’ meetings.

(3)	Capital shares represent the ordinary shares of BP which have been issued and are fully paid.

(4)	Paid-in surplus and merger reserve represent additional paid-in capital of BP which cannot normally be returned to shareholders.

(5)	Finance debt recorded in currencies other than U.S. dollars has been translated into US dollars at the relevant exchange rates existing on 31 March 2008.

(6)	Obligations under finance leases are included within finance debt in the above table.

(7)	As of 31 March 2008, the parent company, BP p.l.c., had outstanding guarantees totaling US$26,380 million, of which US$26,325 million related to guarantees in respect of borrowings by its subsidiary undertakings. Thus 88% of the finance debt had been guaranteed by BP. BP has no material outstanding contingent liabilities. All of BP’s debt is unsecured.

(8)	There has been no material change since 31 March 2008 in the consolidation capitalization, indebtedness or contingent liabilities of BP.